Subject to Completion Preliminary Term Sheet dated September 1, 2016	Filed Pursuant to Rule 433
Registration Statement No. 333-202524
(To Prospectus dated March 5, 2015,
Prospectus Supplement dated March 5, 2015 and
Product Supplement EQUITY INDICES STR-1 dated April 23, 2015)

Units $10 principal amount per unit CUSIP No.	Pricing Date* Settlement Date* Maturity Date*	September , 2016 September , 2016 September , 2022
* Subject to change based on the actual date the notes are priced for initial sale to the public (the “pricing date”)

Strategic Accelerated Redemption Securities® Linked to the Russell 2000® Index

▪	Automatically callable if the closing level of the Index on any Observation Date, occurring approximately one, two, three, four, five and six years after the pricing date, is at or above the Starting Value

▪	In the event of an automatic call, the amount payable per unit will be:

▪	[$10.875 to $10.975] if called on the first Observation Date

▪	[$11.750 to $11.950] if called on the second Observation Date

▪	[$12.625 to $12.925] if called on the third Observation Date

▪	[$13.500 to $13.900] if called on the fourth Observation Date

▪	[$14.375 to $14.875] if called on the fifth Observation Date

▪	[$15.250 to $15.850] if called on the final Observation Date

▪	If not called on the first five Observation Dates, a maturity of approximately six years

▪	If not called, 1-to-1 downside exposure to decreases in the Index, with up to 100% of the principal amount at risk

▪	All payments are subject to the credit risk of HSBC USA Inc.

▪	No interest payments

▪	In addition to the underwriting discount set forth below, the notes include a hedging-related charge of $0.075 per unit. See “Structuring the Notes”

▪	No listing on any securities exchange

The notes are being issued by HSBC USA Inc. (“HSBC”). Investing in the notes involves a number of risks. There are important differences between the notes and a conventional debt security, including different investment risks and costs. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-6 of this term sheet and “Risk Factors” beginning on page PS-7 of product supplement EQUITY INDICES STR-1.

The estimated initial value of the notes on the pricing date is expected to be between $9.20 and $9.70 per unit, which will be less than the public offering price listed below. The market value of the notes at any time will reflect many factors and cannot be predicted with accuracy. See “Summary” on page TS-2 and “Risk Factors” beginning on page TS-6 of this term sheet for additional information.

__________________________________________________

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document, the accompanying product supplement, prospectus or prospectus supplement. Any representation to the contrary is a criminal offense.

__________________________________________________

	Per Unit	Total
Public offering price(1)	$ 10.00	$
Underwriting discount(1)	$ 0.20	$
Proceeds, before expenses, to HSBC	$ 9.80	$

(1)	For any purchase of 500,000 units or more in a single transaction by an individual investor or in combined transactions with the investor's household in this offering, the public offering price and the underwriting discount will be $9.95 per unit and $0.15 per unit, respectively. See “Supplement to the Plan of Distribution” below.

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Merrill Lynch & Co.

September     , 2016

Strategic Accelerated Redemption Securities® Linked to the Russell 2000® Index, due September , 2022

Summary

The Strategic Accelerated Redemption Securities® Linked to the Russell 2000® Index, due September 2022 (the “notes”) are our senior unsecured debt securities and are not a direct or indirect obligation of any third party. The notes are not deposit liabilities or other obligations of a bank and are not guaranteed or insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction. The notes will rank equally with all of our other senior unsecured debt. Any payments due on the notes, including any repayment of principal, depend on the credit risk of HSBC and its ability to satisfy its obligations as they come due. The notes will be automatically called at the applicable Call Amount if the closing level of the Index, which is the Russell 2000® Index (the “Index”), on any Observation Date is equal to or greater than the Starting Value. If your notes are not called, you will lose all or a portion of the principal amount of your notes. Payments on the notes, including the amount you receive at maturity or upon an automatic call, will be calculated based on the $10 principal amount per unit and will depend on the performance of the Index, subject to our credit risk. See “Terms of the Notes” below.

The estimated initial value of the notes will be less than the price you pay to purchase the notes. The estimated initial value is determined by reference to our or our affiliates’ internal pricing models and reflects our internal funding rate, which is the borrowing rate we pay to issue market-linked notes, and the market prices for hedging arrangements related to the notes (which may include call options, put options or other derivatives). This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. The difference in the borrowing rate, as well as the underwriting discount and the costs associated with hedging the notes, including the hedging related charge described below, will reduce the economic terms of the notes (including the Call Amounts and Call Premiums). The notes are subject to an automatic call, and the initial estimated value is based on an assumed tenor of the notes. The estimated initial value will be calculated on the pricing date and will be set forth in the pricing supplement to which this term sheet relates.

Terms of the Notes		Payment Determination
Issuer:	HSBC USA Inc. (“HSBC”)

Automatic Call Provision:

Redemption Amount Determination:

If the notes are not called, you will receive the Redemption Amount per unit on the maturity date, determined as follows:

Because the Threshold Value for the notes is equal to the Starting Value, you will lose all or a portion of your investment if the Ending Value is less than the Starting Value.

Principal Amount:	$10.00 per unit
Term:	Approximately six years, if not called on the first five Observation Dates.
Market Measure:	The Russell 2000® Index (Bloomberg symbol: “RTY”), a price return index.
Starting Value:	The closing level of the Index on the pricing date
Ending Value:	The Observation Level of the Index on the final Observation Date.
Observation Level:	The closing level of the Index on any Observation Date.
Observation Dates:

September   , 2017, September   , 2018, September   , 2019, September   , 2020, September   , 2021 and September   , 2022 (the final Observation Date), approximately one, two, three, four, five and six years after the pricing date.

The Observation Dates are subject to postponement in the event of Market Disruption Events, as described beginning on page PS-17 of product supplement EQUITY INDICES STR-1.

Call Level:	100% of the Starting Value
Call Amounts (per Unit) and Call Premiums:

[$10.875 to $10.975], representing a Call Premium of [8.75% to 9.75%] of the principal amount, if called on the first Observation Date; [$11.750 to $11.950], representing a Call Premium of [17.50% to 19.50%] of the principal amount, if called on the second Observation Date; [$12.625 to $12.925], representing a Call Premium of [26.25% to 29.25%] of the principal amount, if called on the third Observation Date; [$13.500 to $13.900], representing a Call Premium of [35.00% to 39.00%] of the principal amount, if called on the fourth Observation Date; [$14.375 to $14.875], representing a Call Premium of [43.75% to 48.75%] of the principal amount, if called on the fifth Observation Date; and [$15.250 to $15.850], representing a Call Premium of [52.50% to 58.50%] of the principal amount, if called on the final Observation Date.

The actual Call Amounts and Call Premiums will be determined on the pricing date.

Call Settlement Dates:	Approximately the fifth business day following the applicable Observation Date, subject to postponement as described beginning on page PS-17 of product supplement EQUITY INDICES STR-1; provided however, that the Call Settlement Date related to the final Observation Date will be the maturity date.
Threshold Value:	100% of the Starting Value
Fees Charged:	The public offering price of the notes includes the underwriting discount of $0.20 per unit as listed on the cover page and an additional charge of $0.075 per unit more fully described on page TS-13.
Calculation Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) and HSBC, acting jointly.

Strategic Accelerated Redemption Securities®	TS-2

Strategic Accelerated Redemption Securities® Linked to the Russell 2000® Index, due September , 2022

The terms and risks of the notes are contained in this term sheet and the documents listed below (together, the “Note Prospectus”). The documents have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated below or obtained from MLPF&S by calling 1-800-294-1322:

▪	Product supplement EQUITY INDICES STR-1 dated April 23, 2015: http://www.sec.gov/Archives/edgar/data/83246/000114420415024641/v408141_424b2.htm

▪	Prospectus supplement dated March 5, 2015: https://www.sec.gov/Archives/edgar/data/83246/000114420415014311/v403645_424b2.htm

▪	Prospectus dated March 5, 2015: https://www.sec.gov/Archives/edgar/data/83246/000119312515078931/d884345d424b3.htm

Our Central Index Key, or CIK, on the SEC website is 83246. Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the section indicated on the cover of this term sheet. The notes involve risks not associated with conventional debt securities. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement EQUITY INDICES STR-1. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to HSBC.

Investor Considerations

You may wish to consider an investment in the notes if:	The notes may not be an appropriate investment for you if:

▪     You anticipate that the closing level of the Index on any of the Observation Dates will be equal to or greater than the Starting Value and, in that case, you accept an early exit from your investment.

▪     You accept that the return on the notes will be limited to the return represented by the applicable Call Premium even if the percentage change in the level of the Index is significantly greater than the applicable Call Premium.

▪     If the notes are not called, you accept that your investment will result in a loss, which could be significant, if the Ending Value is below the Threshold Value.

▪     You are willing to forgo the interest payments that are paid on traditional interest bearing debt securities.

▪     You are willing to forgo dividends or other benefits of owning the stocks included in the Index.

▪     You are willing to accept that a secondary market is not expected to develop for the notes, and understand that the market prices for the notes, if any, may be less than the principal amount and will be affected by various factors, including our actual and perceived creditworthiness, our internal funding rate and the fees charged, as described on page TS-2.

▪     You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Call Amounts and the Redemption Amount.

▪     You wish to make an investment that cannot be automatically called prior to maturity.

▪     You believe that the level of the Index will decrease from the Starting Value to the Ending Value.

▪     You anticipate that the Observation Level will be less than the Call Level on each Observation Date.

▪     You seek an uncapped return on your investment

▪     You seek principal repayment or preservation of capital.

▪     You seek interest payments or other current income on your investment.

▪     You want to receive dividends or other distributions paid on the stocks included in the Index.

▪     You seek an investment for which there will be a liquid secondary market.

▪     You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Strategic Accelerated Redemption Securities®	TS-3

Strategic Accelerated Redemption Securities® Linked to the Russell 2000® Index, due September , 2022

Examples of Hypothetical Payments

The following examples are for purposes of illustration only. They are based on hypothetical values and show hypothetical returns on the notes. They illustrate the calculation of the Call Amount or Redemption Amount, as applicable, based on the hypothetical terms set forth below. The actual amount you receive and the resulting return will depend on the actual Starting Value, Threshold Value, Call Level, Observation Levels, Call Premiums and the term of your investment. The following examples do not take into account any tax consequences from investing in the notes. These examples are based on:

1)	a Starting Value of 100.00;

2)	a Threshold Value of 100.00;

3)	a Call Level of 100.00;

4)	an expected term of the notes of approximately six years if the notes are not called on the first, second, third, fourth or fifth Observation Dates;

5)	a Call Premium of 9.25% of the principal amount if the notes are called on the first Observation Date, 18.50% if called on the second Observation Date, 27.75% of the principal amount if the notes are called on the third Observation Date, 37.00% of the principal amount if the notes are called on the fourth Observation Date, 46.25% of the principal amount if the notes are called on the fifth Observation Date, and 55.50% if called on the final Observation Date (the midpoint of the applicable Call Premium ranges); and

6)	Observation Dates occurring approximately one, two, three, four, five and six years after the pricing date.

The hypothetical Starting Value of 100.00 used in these examples has been chosen for illustrative purposes only, and does not represent a likely actual Starting Value of the Index. For recent actual levels of the Index, see “The Index” section below. The Index is a price return index and as such the Ending Value will not include any income generated by dividends paid on the stocks included in the Index, which you would otherwise be entitled to receive if you invested in those stocks directly. In addition, all payments on the notes are subject to issuer credit risk.

Notes Are Called on an Observation Date

The notes will be called at $10.000 plus the applicable Call Premium on one of the Observation Dates if the Observation Level is equal to or greater than the Call Level.

Example 1 – The Observation Level on the first Observation Date is 110.00. Therefore, the notes will be called at $10.000 plus the Call Premium of $0.925 = $10.925 per unit. After the notes are called, they will no longer remain outstanding and there will not be any further payments on the notes.

Example 2 – The Observation Level on the first Observation Date is below the Call Level, but the Observation Level on the second Observation Date is 105.00. Therefore, the notes will be called at $10.000 plus the Call Premium of $1.850 = $11.850 per unit. After the notes are called, they will no longer remain outstanding and there will not be any further payments on the notes.

Example 3 – The Observation Level on the first and second Observation Dates are below the Call Level, but the Observation Level on the third Observation Date is 107.00. Therefore, the notes will be called at $10.000 plus the Call Premium of $2.775 = $12.775 per unit. After the notes are called, they will no longer remain outstanding and there will not be any further payments on the notes.

Example 4 – The Observation Level on the first, second and third Observation Dates are below the Call Level, but the Observation Level on the fourth Observation Date is 109.00. Therefore, the notes will be called at $10.000 plus the Call Premium of $3.700 = $13.700 per unit. After the notes are called, they will no longer remain outstanding and there will not be any further payments on the notes.

Example 5 – The Observation Level on the first, second, third and fourth Observation Dates are below the Call Level, but the Observation Level on the fifth Observation Date is 102.00. Therefore, the notes will be called at $10.000 plus the Call Premium of $4.625 = $14.625 per unit. After the notes are called, they will no longer remain outstanding and there will not be any further payments on the notes.

Example 6 – The Observation Levels on the first, second, third, fourth and fifth Observation Dates are below the Call Level, but the Observation Level on the sixth and final Observation Date is 115.00. Therefore, the notes will be called at $10.000 plus the Call Premium of $5.550 = $15.550 per unit.

Notes Are Not Called on Any Observation Date

Example 7 – The notes are not called on any Observation Date and the Ending Value is less than the Threshold Value. The Redemption Amount will be less, and possibly significantly less, than the principal amount. For example, if the Ending Value is 85.00, the Redemption Amount per unit will be:

Strategic Accelerated Redemption Securities®	TS-4

Strategic Accelerated Redemption Securities® Linked to the Russell 2000® Index, due September , 2022

Summary of the Hypothetical Examples
	Notes Are Called on an Observation Date						Notes Are Not Called on Any Observation Date
	Example 1	Example 2	Example 3	Example 4	Example 5	Example 6	Example 7
Starting Value	100.00	100.00	100.00	100.00	100.00	100.00	100.00
Call Level	100.00	100.00	100.00	100.00	100.00	100.00	100.00
Threshold Value	100.00	100.00	100.00	100.00	100.00	100.00	100.00
Observation Level on the First Observation Date	110.00	90.00	90.00	90.00	90.00	90.00	88.00
Observation Level on the Second Observation Date	N/A	105.00	80.00	80.00	80.00	83.00	78.00
Observation Level on the Third Observation Date	N/A	N/A	107.00	85.00	85.00	85.00	85.00
Observation Level on the Fourth Observation Date	N/A	N/A	N/A	109.00	95.00	95.00	95.00
Observation Level on the Fifth Observation Date	N/A	N/A	N/A	N/A	102.00	75.00	75.00
Observation Level on the Final Observation Date	N/A	N/A	N/A	N/A	N/A	115.00	85.00
Return of the Index	10.00%	5.00%	7.00%	9.00%	2.00%	15.00%	-15.00%
Return of the Notes	9.25%	18.50%	27.75%	37.00%	46.25%	55.50%	-15.00%
Call Amount / Redemption Amount per Unit	$10.925	$11.850	$12.775	$13.700	$14.625	$15.550	$8.500

Strategic Accelerated Redemption Securities®	TS-5

Strategic Accelerated Redemption Securities® Linked to the Russell 2000® Index, due September , 2022

Risk Factors

We urge you to read the section “Risk Factors” in the product supplement and in the accompanying prospectus supplement. Investing in the notes is not equivalent to investing directly in the stocks included in the Index. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, with respect to the notes in light of your particular financial and other circumstances and the information set forth in this term sheet and the accompanying product supplement, prospectus supplement and prospectus.

In addition to the risks in the product supplement identified below, you should review “Risk Factors” in the accompanying prospectus supplement, including the explanation of risks relating to the notes described in the section “—Risks Relating to All Note Issuances.”

▪	If the notes are not called, your investment will result in a loss; there is no guaranteed return of principal.

▪	Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

▪	Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

▪	Your investment return is limited to the return represented by the applicable Call Premium and may be less than a comparable investment directly in the stocks included in the Index.

▪	The estimated initial value of the notes will be less than the public offering price and may differ from the market value of the notes in the secondary market, if any. We will determine the estimated initial value by reference to our or our affiliates’ internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. Different pricing models and assumptions could provide valuations for the notes that are different from our estimated initial value. The estimated initial value will reflect our internal funding rate we use to issue market-linked notes, as well as the mid-market value of the hedging arrangements related to the notes (which may include call options, put options or other derivatives).

▪	Our internal funding rate for the issuance of these notes is lower than the rate we would use when we issue conventional fixed or floating rate debt securities. This is one of the factors that may result in the market value of the notes being less than their estimated initial value. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the estimated initial value of the notes may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the notes to be more favorable to you.

▪	The price of your notes in the secondary market, if any, immediately after the pricing date will be less than the public offering price. The public offering price takes into account certain costs, principally the underwriting discount, the hedging costs described on page TS-13 and the costs associated with issuing the notes. The costs associated with issuing the notes will be used or retained by us or one of our affiliates. If you were to sell your notes in the secondary market, if any, the price you would receive for your notes may be less than the price you paid for them.

▪	The estimated initial value does not represent a minimum price at which we, MLPF&S or any of our respective affiliates would be willing to purchase your notes in the secondary market (if any exists) at any time. The price of your notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the level of the Index and changes in market conditions, and cannot be predicted with accuracy. The notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the notes to maturity. Any sale of the notes prior to maturity could result in a loss to you.

▪	A trading market is not expected to develop for the notes. Neither we nor MLPF&S is obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

▪	Our business, hedging and trading activities, and those of MLPF&S and our respective affiliates (including trades in shares of companies included in the Index), and any hedging and trading activities we, MLPF&S or our respective affiliates engage in for our clients’ accounts, may affect the market value and return of the notes and may create conflicts of interest with you.

▪	The Index sponsor may adjust the Index in a way that affects its level, and has no obligation to consider your interests.

▪	You will have no rights of a holder of the securities represented by the Index, and you will not be entitled to receive securities or dividends or other distributions by issuers of those securities.

▪	While we, MLPF&S or our respective affiliates may from time to time own securities of companies included in the Index, we, MLPF&S and our respective affiliates do not control any company included in the Index, and are not responsible for any disclosure made by any other company.

▪	There may be potential conflicts of interest involving the calculation agents, one of which is us and one of which is MLPF&S. We have the right to appoint and remove the calculation agents.

Strategic Accelerated Redemption Securities®	TS-6

Strategic Accelerated Redemption Securities® Linked to the Russell 2000® Index, due September , 2022

▪	The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes. See “Summary Tax Consequences” below and “U.S. Federal Income Tax Summary” beginning on page PS-30 of product supplement EQUITY INDICES STR-1.

Additional Risk Factors

The notes are subject to risks associated with small-size capitalization companies.

The stocks composing the Index are issued by companies with small-sized market capitalization. The stock prices of small-size companies may be more volatile than stock prices of large capitalization companies. Small-size capitalization companies may be less able to withstand adverse economic, market, trade and competitive conditions relative to larger companies. Small-size capitalization companies may also be more susceptible to adverse developments related to their products or services.

Strategic Accelerated Redemption Securities®	TS-7

Strategic Accelerated Redemption Securities® Linked to the Russell 2000® Index, due September , 2022

The Index

We have derived all information contained in this term sheet regarding the Index including without limitation, its make-up, method of calculation and changes in its components, from publicly available sources. That information reflects the policies of, and is subject to change by, FTSE Russell (the “Index Sponsor”), which is wholly owned by London Stock Exchange Group. FTSE Russell is under no obligation to continue to publish, and may discontinue or suspend the publication of the Index at any time. The consequences of FTSE Russell discontinuing publication of the Index are discussed in the section entitled “Description of the Notes—Discontinuance of an Index” beginning on page PS-20 of product supplement EQUITY INDICES STR-1. None of us, the calculation agent, or MLPF&S accepts any responsibility for the calculation, maintenance or publication of the Index or any successor index. “Russell 2000®” and “Russell 3000®” are trademarks of FTSE Russell and have been licensed for use by us. The notes are not sponsored, endorsed, sold, or promoted by FTSE Russell, and FTSE Russell makes no representation regarding the advisability of investing in the notes.

FTSE Russell Publishes the Index

The Index is calculated, published, and disseminated by FTSE Russell, and measures the composite price performance of stocks of 2,000 companies determined by FTSE Russell to be part of the U.S. equity market. All 2,000 stocks are traded on a major U.S. exchange, and form a part of the Russell 3000® Index. The Russell 3000® Index is composed of the 3,000 largest U.S. companies as determined by market capitalization and represents approximately 98.00% of the U.S. equity market.

The Index consists of the smallest 2,000 companies included in the Russell 3000® Index. The Index is designed to track the performance of the small capitalization segment of the United States equity market. Real-time dissemination of the Index began on January 1, 1987. The top five industry groups by market capitalization as of March 31, 2016 were: Financial Services, Consumer Discretionary, Technology, Health Care and Producer Durables.

Only stocks belonging to companies domiciled in the United States are allowed into the Index. This is determined by examining the country of incorporation, country of headquarters and country of most liquid exchange (the three home country indicates, or “HCIs”). Preferred and convertible preferred stock, redeemable shares, warrants, participating preferred stock, trust receipts, installment receipts, rights, pink sheets, OTC Bulletin Board companies, business development companies, Real Estate Investment Trusts, exchange-traded funds and closed-end mutual funds are excluded from the Index.

Stocks must trade at or above $1.00 on the last trading day in May of each year to be eligible for inclusion in the Index. However, if a stock falls below $1.00 on the last day of May, it will be considered eligible if the average of its daily closing prices (from its primary exchange) during the month of May is equal to or greater than $1.00.

The primary criterion used to determine the initial list of securities eligible for the Russell 3000® Index is total market capitalization, which is defined as the price of a company’s shares times the total number of available shares, as described below. Based on closing values on the “rank day” (typically the last trading day in May but a confirmed timetable is announced each spring) of May of each year, FTSE Russell reconstitutes the composition of the Russell 3000® Index using the then existing market capitalizations of eligible companies. As of the last Friday in June of each year, the Index is adjusted to reflect the reconstitution of the Russell 3000® Index for that year. If, however, the last Friday is the 29th or 30th, reconstitution will occur on the preceding Friday.

Computation of the Index

The Index is a capitalization-weighted index. FTSE Russell calculates the total market capitalization of each security to determine whether it is large enough for inclusion in one or more of the FTSE Russell indexes. Total market capitalization is determined by multiplying total outstanding shares by the market price as of the rank day in May for those securities being considered at annual reconstitution. Initial public offering (“IPO”) eligibility is determined each quarter.

Capitalization Adjustments

Available shares are assumed to be shares available for trading. Exclusion of capitalization held by other officers and directors’ holdings, large private holdings, institutional holdings, publicly listed companies, employee stock ownership plan shares and leveraged employee stock ownership plan shares, IPO lock-ups, and government holdings is based on information recorded in SEC filings. Other sources are used in cases of missing or questionable data.

The following types of shares are considered unavailable for the purposes of capitalization determinations:

•	Officers and directors’ holdings – shares held by officers and directors are all considered unavailable and removed entirely from available shares. The float research process does allow removal of options/warrants/convertibles from the officer and director holdings when those shares are provided in a summed format within the footnotes. However, if FTSE Russell determines that a company is being excluded from index membership solely on the basis of the minimum float requirement, FTSE Russell will use best available information found within SEC filings, filed on or before the rank day in May.

Strategic Accelerated Redemption Securities®	TS-8

Strategic Accelerated Redemption Securities® Linked to the Russell 2000® Index, due September , 2022

•	Large private holdings – shares held by private individuals will be adjusted if greater than 10% of shares outstanding. Share percentage is determined either by those shares held by an individual or a group of individuals acting together. For example, officers and directors holdings would be summed together to determine if they exceed 10%. Private equity and venture capital firms are considered large private holders.

•	Institutional holdings – this includes investment companies, partnerships, insurance companies, mutual funds, and banks, whose holdings will be removed from available shares if their holding is greater than 30%. If a firm has a direct relationship to the company, such as board representation, they will be considered strategic and will be excluded regardless of the size of holding per the officers and directors’ exclusion rule.

•	Publicly listed companies – holdings are removed from the available shares of an index member. Holdings considered as Institutional will be considered as available unless the 30% threshold is surpassed, regardless of listing.

•	Initial Public Offering lock-ups – shares that are locked up during an IPO will be considered unavailable at the time the IPO enters the Index.

•	Government holdings – shares held directly by government holders will be considered unavailable and removed completely; shares held by government investment boards and/or investment arms will be removed if the holding is 10% or more; and, shares held by government pension plans will be considered institutional holdings and will not be removed unless the holding is greater than 30%.

•	ESOP or LESOP shares – shares of corporations that have Employee Stock Ownership Plans (“ESOP”) or Leveraged Employee Stock Ownership Plans (“LESOP”) are adjusted.

Corporate Action Adjustments

Annual reconstitution is the process by which the Index is completely rebuilt. Reconstitution is a vital part of the creation of a benchmark which accurately represents a particular market segment. Companies may get larger or smaller over time, or change in their characteristics. When a stock is acquired, delisted, or moves to the pink sheets or bulletin boards, the stock is deleted from the Index at either the close of the current day at the stock’s last traded price or, the following day at the closing over-the-counter (“OTC”) Bulletin Board price. The following summarizes the types of the Index maintenance adjustments and indicates whether or not an index adjustment is required:

“No Replacement” Rule – Securities that leave the Index for any reason (e.g. mergers, acquisitions, or other similar corporate activity) are not replaced. Therefore, the number of securities in the Index will fluctuate according to corporate activity.

Mergers and Acquisitions – When acquisitions or mergers take place between constituent companies, the stock’s capitalization moves to the acquiring stock; as a result, mergers have no effect on the total capitalization of the Index. Shares are updated for the acquiring stock at the time the transaction is final. If the action is determined to be final after 1:00 p.m. Eastern time, the action will be delayed and applied on the following day. If the acquiring company is a member but the acquired company is not, the acquiring company’s shares will be adjusted at the month end. If, however, the acquiring company is not a member, the target will be deleted from the Index after the action is final.

Re-incorporations – Members of the Index that are re-incorporated to another country are analyzed for country assignment the following year during reconstitution, as long as they continue to trade in the U.S. Companies that re-incorporate and no longer trade in the U.S. are immediately deleted from the Index and placed in the appropriate country within the Russell Global Index. Those that re-incorporate to the U.S. during the year will be assessed during reconstitution for membership.

Re-classifications of shares (pricing vehicles) – Primary share classes, or pricing vehicles, will not be assessed or changed outside of a reconstitution period unless the existing class ceases to exist. In the event of extenuating circumstances signaling a necessary pricing vehicle change, proper notification will be made.

Rights Offerings – FTSE Russell will only adjust the Index to account for a right if the subscription price of the right is at a discount from the market price. FTSE Russell will not apply poison pill rights or entitlements that give shareholders the right to purchase ineligible securities such as convertible debt.

Changes to shares outstanding – Changes to shares outstanding due to buybacks (including Dutch Auctions), secondary offerings and other potential corporate activity are updated at the end of each month. For a change in shares to occur, the cumulative change to available shares must be greater than 5%.

Delisting – Only companies listed on U.S. exchanges are included in the Index. Therefore, when a company is delisted from a U.S. exchange and moved to over-the-counter trading, the company is removed from the Index.

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Strategic Accelerated Redemption Securities® Linked to the Russell 2000® Index, due September , 2022

Quarterly IPO Additions – Eligible companies that have recently completed an IPO are added to the Index at the end of each calendar quarter based on total market capitalization ranking within the market-adjusted capitalization breaks established during the most recent reconstitution. Market adjustments will be made using the returns of the Russell 3000® Index. Eligible companies will be added to the Index using their industry’s average style probability established at the latest constitution. In order for a company to be added to the Index in a quarter (outside of reconstitution), the IPO company must meet all FTSE Russell U.S. Index eligibility requirements. Also, the IPO company must meet the following criteria on the final trading day of the month prior to quarter-end: (i) priced and traded; (ii) rank larger in total market capitalization than the market-adjusted smallest company in the Index as of the latest June reconstitution; and (iii) meet criteria (i) and (ii) during an initial offering period.

Reincorporations – Members of the Index that are reincorporated to another country are analyzed for country assignment the following year during reconstitution, as long as they continue to trade in the U.S. Companies that reincorporate and no longer trade in the U.S. are immediately deleted from the U.S. indexes and placed in the appropriate country within the Russell Global Index. Those that reincorporate to the U.S. during the year will be assessed during reconstitution for membership.

Spin-offs – Spin-offs will be valued using an estimate prior to ex-date. When a spin-off results in an eligible security type being listed on an eligible exchange, the spin-off company will remain in the Index until the next index review, regardless of size. When an index constituent spins off an ineligible security type or the spin-off company is listed on an ineligible exchange only, the security will be added to the Index on the ex-date and subsequently removed with notice at market price once “regular way” trade has commenced.

Tender offers – A company that is acquired through a tender offer will be removed from the Index if (i) where offer acceptances are below 90%, there is reason to believe that the remaining free float is under 5% based on information available at the time; (ii) following completion of the offer the acquirer has stated intent to finalize the acquisition via a short-form merger, squeeze-out, top-up option or any other compulsory mechanism; or (iii) offer acceptances reach 90% (initial, extension or subsequent), shareholders have validly tendered and the shares have been irrevocably accepted for payment, and all pertinent offer conditions have been reasonably met and the acquirer has not explicitly stated that it does not intend to acquire the remaining shares.

Voluntary exchange offers – A publicly traded company may offer to exchange or split-off some or all of its ownership in a separate publicly traded company. Once the offer expires, FTSE Russell will decrease the available shares in the offering company, and increase the available shares of ‘split-off’ company, based on the results of the offering. FTSE Russell will effect this change based on, but not limited to, preliminary results, company filings, and exchange notices.

Bankruptcy and Voluntary Liquidations – A company that has filed for Chapter 7 or has filed a liquidation plan will be removed from the Index at the time of filing. If a company files for Chapter 11 bankruptcy, it will not be delisted unless it is delisted from the primary exchange.

Dividends – Gross dividends are included in the daily total return calculation of the Index on the basis of their ex-dates rather than the pay-date because this is when the marketplace price adjustment occurs.

Stock Distributions – When a stated amount of shares are distributed on the ex-date, price adjustment and shares are increased on the ex-date. When an undetermined amount of shares are to be distributed at a future date based on earnings and profits, the price adjustment will occur on the ex-date and the shares will be increased on the pay-date.

Halted Securities – Halted securities are not removed from the Index until the time they are actually delisted from the exchange. If a security is halted and declared bankrupt without any indication of compensation to shareholders, the last traded price will be adjusted down to zero value and it will subsequently be removed from the Index with T+2 notice. In all other cases, the security will continue to be included in the Index at its last traded price. If the security continues to be suspended at the end of a period of up to 20 business days, FTSE Russell will review it to decide whether to remove it at zero value, repeating such review as applicable at successive 20 business day intervals until trading recommences or specified time limits expire and the security is removed.

Each month, the Index is updated for changes to shares outstanding as companies report changes in share capital to the SEC. Only cumulative changes to shares outstanding greater than 5% are reflected in the Index. This does not affect treatment of major corporate events, which are ordinarily effective on the ex-date.

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Strategic Accelerated Redemption Securities® Linked to the Russell 2000® Index, due September , 2022

The following graph shows the daily historical performance of the Index in the period from January 1, 2008 through August 30, 2016. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On August 30, 2016, the closing level of the Index was 1,246.030.

Historical Performance of the Index

This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the notes may be. Any historical upward or downward trend in the level of the Index during any period set forth above is not an indication that the level of the Index is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the levels of the Index.

License Agreement

The notes are not sponsored, endorsed, sold or promoted by FTSE Russell. FTSE Russell makes no representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities, generally or in the notes particularly or the ability of the Russell 2000® Index to track general stock market performance or a segment of the same. FTSE Russell’s publication of the Russell 2000® Index in no way suggests or implies an opinion by FTSE Russell as to the advisability of investment in any or all of the securities upon which the Russell 2000® Index is based. FTSE Russell’s only relationship to HSBC is the licensing of certain trademarks and trade names of FTSE Russell and of the Russell 2000® Index which is determined, composed and calculated by FTSE Russell without regard to the HSBC or the notes. FTSE Russell is not responsible for and has not reviewed the notes nor any associated literature or publications and FTSE Russell makes no representation or warranty express or implied as to their accuracy or completeness, or otherwise. FTSE Russell reserves the right, at any time and without notice, to alter, amend, terminate or in any way change the notes. FTSE Russell has no obligation or liability in connection with the administration, marketing or trading of the notes:

FTSE RUSSELL DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN AND FTSE RUSSELL SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. FTSE RUSSELL MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO THE OBTAINED BY HSBC, INVESTORS, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN. FTSE RUSSELL MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL FTSE RUSSELL HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

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Strategic Accelerated Redemption Securities® Linked to the Russell 2000® Index, due September , 2022

Supplement to the Plan of Distribution

We may deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than three business days from the pricing date, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these will include MLPF&S’s trading commissions and mark-ups. MLPF&S may act as principal or agent in these market-making transactions; however, it is not obligated to engage in any such transactions. At MLPF&S’s discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S may offer to buy the notes in the secondary market at a price that may exceed the estimated initial value of the notes. Any price offered by MLPF&S for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Index, the remaining term of the notes, and the issuer’s creditworthiness. However, neither we nor any of our affiliates is obligated to purchase your notes at any price, or at any time, and we cannot assure you that we, MLPF&S or any of our respective affiliates will purchase your notes at a price that equals or exceeds the estimated initial value of the notes.

The value of the notes shown on your account statement provided by MLPF&S will be based on their estimate of the value of the notes if MLPF&S or one of its affiliates were to make a market in the notes, which it is not obligated to do. This estimate will be based upon the price that MLPF&S may pay for the notes in light of then-prevailing market conditions, and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the estimated initial value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding HSBC or for any purpose other than that described in the immediately preceding sentence.

An investor’s household, as referenced on the cover of this term sheet, will generally include accounts held by any of the following, as determined by MLPF&S in its discretion and acting in good faith based upon information then available to MLPF&S:

•	the investor’s spouse (including a domestic partner), siblings, parents, grandparents, spouse’s parents, children and grandchildren, but excluding accounts held by aunts, uncles, cousins, nieces, nephews or any other family relationship not directly above or below the individual investor;

•	a family investment vehicle, including foundations, limited partnerships and personal holding companies, but only if the beneficial owners of the vehicle consist solely of the investor or members of the investor’s household as described above; and

•	a trust where the grantors and/or beneficiaries of the trust consist solely of the investor or members of the investor’s household as described above; provided that, purchases of the notes by a trust generally cannot be aggregated together with any purchases made by a trustee’s personal account.

Purchases in retirement accounts will not be considered part of the same household as an individual investor’s personal or other non-retirement account, except for individual retirement accounts (“IRAs”), simplified employee pension plans (“SEPs”), savings incentive match plan for employees (“SIMPLEs”), and single-participant or owners only accounts (i.e., retirement accounts held by self-employed individuals, business owners or partners with no employees other than their spouses).

Please contact your Merrill Lynch financial advisor if you have any questions about the application of these provisions to your specific circumstances or think you are eligible.

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Strategic Accelerated Redemption Securities® Linked to the Russell 2000® Index, due September , 2022

Role of MLPF&S

MLPF&S will participate as selling agent in the distribution of the notes. Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

Payments on the notes, including the amount you receive at maturity or upon an automatic call, will be calculated based on the $10 per unit principal amount and will depend on the performance of the Index. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of its affiliates. The terms of these hedging arrangements are determined by MLPF&S seeking bids from market participants, which could include one of our affiliates and MLPF&S and its affiliates. These hedging arrangements take into account a number of factors, including the issuer’s creditworthiness, interest rate movements, the volatility of the Index, the tenor of the notes and the tenor of the hedging arrangements. The economic terms of the notes depend in part on the terms of the hedging arrangements.

MLPF&S has advised us that the hedging arrangements will include a hedging related charge of approximately $0.075 per unit, reflecting an estimated profit to be credited to MLPF&S from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by MLPF&S or any third party hedge providers.

For further information, see “Risk Factors—General Risks Relating to the Notes” beginning on page PS-7 and “Use of Proceeds” on page PS-16 of product supplement EQUITY INDICES STR-1.

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Strategic Accelerated Redemption Securities® Linked to the Russell 2000® Index, due September , 2022

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the notes, including the following:

▪	There is no statutory, judicial, or administrative authority directly addressing the characterization of the notes.

▪	You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the notes for all tax purposes as pre-paid executory contracts with respect to the Index that requires you to pay us at inception an amount equal to the purchase price of the notes and that entitles you to receive at maturity or upon earlier redemption an amount in cash linked to the level of the Index.

▪	Under this characterization and tax treatment of the notes, a U.S. holder (as defined in the prospectus supplement) generally will recognize capital gain or loss upon receipt of a cash payment at maturity or upon a sale, exchange, redemption, retirement or other disposition of the notes. This capital gain or loss generally will be long-term capital gain or loss if you held the notes for more than one year, and otherwise will be short-term capital gain or loss. The deductibility of capital losses is subject to limitations.

▪	No assurance can be given that the IRS or any court will agree with this characterization and tax treatment.

▪	Recently finalized Treasury regulations provide that withholding on “dividend equivalent” payments (as discussed in the product supplement and prospectus supplement), if any, will not apply to notes issued before January 1, 2017. Additionally, the IRS has announced that withholding under the Foreign Account Tax Compliance Act (as discussed in the prospectus supplement) on payments of gross proceeds from a sale or redemption of the notes will only apply to payments made after December 31, 2018.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. You should review carefully the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page PS-30 of product supplement EQUITY INDICES STR-1.

Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-800-294-1322.

Market-Linked Investments Classification

MLPF&S classifies certain market-linked investments (the “Market-Linked Investments”) into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Enhanced Return Market-Linked Investment or guarantee any performance.

Enhanced Return Market-Linked Investments are short- to medium-term investments that offer you a way to enhance exposure to a particular market view without taking on a similarly enhanced level of market downside risk. They can be especially effective in a flat to moderately positive market (or, in the case of bearish investments, a flat to moderately negative market). In exchange for the potential to receive better-than market returns on the linked asset, you must generally accept market downside risk and capped upside potential. As these investments are not market downside protected, and do not assure full repayment of principal at maturity, you need to be prepared for the possibility that you may lose all or part of your investment.

“Strategic Accelerated Redemption Securities®” is a registered service mark of Bank of America Corporation, the parent company of MLPF&S.

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